"AMENDED"

BSB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART II


03053113

SEC FILE NUMBER
8- 48287

FACING PA[GE]

Information Required of Brokers and De[alers Pursuant to Section 1]7 of the Securities Exchange Act of 1934 an[d Rule 17a-5 Thereunder]

REPORT FOR THE PERIOD BEGINNING 4/1/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Blum Municipals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 North Point Street, Suite 445
(No. and Street)

San Francisco (City) — California (State) — 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Blum — (415) 673-2793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tevlin, Creighton J.
(Name – *if individual, state last, first, middle name*)

1200 Artesia Blvd., Suite 205 — Hermosa Beach, CA 90254
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Blum Municipals, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAURA M. BAUGHMAN
Commission # 1232262
Notary Public - California
San Francisco County
My Comm. Expires Aug 15, 2003

Signature

President

Title

Notary Public San Francisco, CA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT BLUM MUNICIPALS, INC.

Statement of Cash Flows
For the year ended March 31, 2003

Cash flows from operating activities:	
Net income	$ 1,307
Adjustments to reconcile net income to net cash provided operating activities:	
Changes in assets and liabilities:	
Receivable from clearing organization	(7,577)
Inventory of municipal securities	(265,515)
Income taxes receivable	3,553
Accounts payable and accrued liabilities	15,396
Payable to clearing organization	263,568
Total adjustments	9,425
Net cash provided by operating activities	10,732
Cash flows from investing activities:	
Loan to shareholder	20,000
Repayment of loan to shareholder	(20,000)
Net cash provided by investing activities	0
Net increase in cash	10,732
Cash, beginning of year	20,491
Cash, end of year	$ 31,223

Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ 22,500
Income taxes	$ 0

See notes to financial statements.